VIA EDGAR

August 4, 2022

Ms. Michelle Miller

Mr. Mark Brunhofer

Division of Corporation Finance

Office of Technology

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	LendingTree, Inc.
Form 10-K for the fiscal year ended December 31, 2021
File No. 001-34063

Dear Ms. Miller and Mr. Brunhofer:

On behalf of our client, LendingTree, Inc. (the “Company”), we are submitting this letter in response to your correspondence dated July 26, 2022 concerning the Company’s Form 10-K for the year ended December 31, 2021. In that letter, you requested that the Company respond to the comments contained in the letter within ten business days or advise the Staff when the Company will respond. The Company respectfully requests an eight business day extension of the original due date requested by the Staff in order to allow it to prepare a response to the Staff’s comments. We anticipate that the Company’s response will be submitted to your office no later than August 19, 2022.

Very truly yours,

/s/ Shane Tintle
Shane Tintle

cc:	Lisa Young, General Counsel

LendingTree, Inc.